SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 AUG 28 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

10 August 2007

07026304

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED

AUG 3 1 2007

THOMSON FINANCIAL

Encs

dlw 8/29

C:jesstan/MasnetAnn/SECltr

August 8, 2007

SEMBCORP INDUSTRIES LTD
CHANGE IN INTERESTS IN SUBSIDIARY

SembCorp Industries wishes to announce that its subsidiary, SembCorp Environmental Management Pte. Ltd. (SembEnviro) has acquired all the 40% interests or 2,712,000 ordinary shares in the capital of its 60% subsidiary, SembCorp SITA Pte. Ltd. (SembCorp SITA) from its JV Partner, Suez Environnement, hence making SembCorp SITA a wholly-owned subsidiary of SembEnviro.

The principal activities of the Company were related to the holding of long-term investments and providing waste management and environmental services in Singapore.

The consideration for the interests in SembCorp SITA is S$257,200 to be satisfied in cash. The consideration was based on adjusted net tangible asset value of SembCorp SITA, after capitalization of existing shareholders' loan as of June 30, 2007.

The aforesaid does not have any material financial impact on SembCorp Group for the financial year ending December 31, 2007.

By Order of the Board

Kwong Sook May
Company Secretary

END